EXHIBIT 16.1
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November 7, 2003



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549




Commissioners:

We have read the statements made by Salon Media Group, Inc. (copy attached), which we understand will be filed with the Commission, pursuant to Item 4 of Form 8-K, as part of the Form 8-K report of Salon Media Group, Inc. dated October 30, 2003. We agree with the statements concerning our Firm in such Form 8-K except for the absence of disclosure related to the fact that we will no longer serve as the independent accountants of Salon Media Group, Inc. after completion of services related to the filing of the interim financial statements of Salon Media Group, Inc. as of September 30, 2003 and for the three- and six-month periods then ended.





Very truly yours,


PricewaterhouseCoopers LLP